File No.
82-3881

TYLER RESOURCES INC.

SUITE 500, 926 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04010110

SEC MAIL PROCESSING
RECEIVED
FEB 25 2004
WASH. D.C. 187 SECTION

February 18, 2004

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated February 18, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

per Barbara O'Neill

dw 2/26

TYLER RESOURCES INC.

File No. 82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-06

NEWS FOR RELEASE: February 18, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Airborne Completed, Main Zone Extended

Tyler Resources Inc. is pleased to announce the completion of an airborne geophysical survey announced on December 16th, 2003 and the receipt of preliminary magnetic and partial preliminary electromagnetic data sets.

Initial plotting and review indicates a good correlation between the airborne geophysical data and known geology, as well as with previously recognized mineralization at the project's Main Zone.

Geophysical signatures associated with both the high-grade skarn and replacement zones as well as the main porphyritic intrusions have been recognized over the 1,400 metres of strike length of the system mapped to date. The data also indicates extensions of the system (both the intrusions and its related higher grade replacement zones) to the south as well as to the north over an interpreted minimum strike length of 3 km. This is consistent with previous prospecting and mapping data. The interpreted extensions of the Main Zone are also largely coincident with previously documented anomalous stream sediments and soil samples.

These data sets have shown anomalous areas, both as extensions of known mineralization and in areas that have not as yet been geologically mapped in detail. All the anomalies will be prospected and sampled in conjunction with the upcoming drill program.

"Jean Pierre Jutras"

Jean Pierre Jutras
President/COO/Director

TYLER RESOURCES INC.

File No.
82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-06

NEWS FOR RELEASE: February 18, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Airborne Completed, Main Zone Extended

Tyler Resources Inc. is pleased to announce the completion of an airborne geophysical survey announced on December 16th, 2003 and the receipt of preliminary magnetic and partial preliminary electromagnetic data sets.

Initial plotting and review indicates a good correlation between the airborne geophysical data and known geology, as well as with previously recognized mineralization at the project's Main Zone.

Geophysical signatures associated with both the high-grade skarn and replacement zones as well as the main porphyritic intrusions have been recognized over the 1,400 metres of strike length of the system mapped to date. The data also indicates extensions of the system (both the intrusions and its related higher grade replacement zones) to the south as well as to the north over an interpreted minimum strike length of 3 km. This is consistent with previous prospecting and mapping data. The interpreted extensions of the Main Zone are also largely coincident with previously documented anomalous stream sediments and soil samples.

These data sets have shown anomalous areas, both as extensions of known mineralization and in areas that have not as yet been geologically mapped in detail. All the anomalies will be prospected and sampled in conjunction with the upcoming drill program.

"Jean Pierre Jutras"

Jean Pierre Jutras
President/COO/Director

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 04-06

NEWS FOR RELEASE: February 18, 2004

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
Web: www.tylerresources.com

Airborne Completed, Main Zone Extended

Tyler Resources Inc. is pleased to announce the completion of an airborne geophysical survey announced on December 16th, 2003 and the receipt of preliminary magnetic and partial preliminary electromagnetic data sets.

Initial plotting and review indicates a good correlation between the airborne geophysical data and known geology, as well as with previously recognized mineralization at the project's Main Zone.

Geophysical signatures associated with both the high-grade skarn and replacement zones as well as the main porphyritic intrusions have been recognized over the 1,400 metres of strike length of the system mapped to date. The data also indicates extensions of the system (both the intrusions and its related higher grade replacement zones) to the south as well as to the north over an interpreted minimum strike length of 3 km. This is consistent with previous prospecting and mapping data. The interpreted extensions of the Main Zone are also largely coincident with previously documented anomalous stream sediments and soil samples.

These data sets have shown anomalous areas, both as extensions of known mineralization and in areas that have not as yet been geologically mapped in detail. All the anomalies will be prospected and sampled in conjunction with the upcoming drill program.

"Jean Pierre Jutras"

Jean Pierre Jutras
President/COO/Director